Filed by Commerce Union Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed file pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Reliant Bank

Commission Filing No. 132-02783

The following is a newsletter prepared by Commerce Union Bancshares, Inc. and distributed to its shareholders:

Commerce Union Bancshares, Inc.

Second Quarter 2014

Founders’ Club

Dear Shareholder:

The proposed acquisition of Reliant Bank by Commerce Union Bancshares, Inc. and the subsequent planned combination of Commerce Union Bank and Reliant Bank is well underway. On July 3, 2014, Commerce Union Bancshares, Inc. filed a preliminary registration statement on Form S-4 with the Securities and Exchange Commission to register our common stock in connection with the transaction; this was a major first step in the approval process. Our “Interagency Bank Merger Act Application” was filed with the Federal Reserve Bank of Atlanta and the Tennessee Department of Financial Institutions on July 30, 2014. At this time we expect to receive approval of this proposed merger before the end of 2014.

Commerce Union Bancshares, Inc. reported net income of $906,825 for the first six months of 2014 after experiencing $489,406.48 in expenses related to the merger. This compares to $901,534 for the same period in 2013, which did not include any unusual expenses. During the first six months of 2014 net loans increased to $228,728,900 from $213,207,597, an increase of 7.28%, while total assets increased to $274,447,396 from $253,154,704, an increase of 8.41%. Total deposits increased to $216,596,106 from $197,044,432, an increase of 9.92%. We have maintained our net interest margin at 4.12%, on average, through June 30, 2014.

Detailed information on Commerce Union Bank has been published in the June 30, 2014 “Report of Condition and Income” that can be found at www.ffiec.gov. Your bank’s FDIC certificate number used to access this public information is 58366. Additionally, you can visit www.commerceunionbank.com to find the same information under the “Investor Relations” section of our website.

We appreciate your continued support of your company, Commerce Union Bancshares, Inc.!

Best personal regards,

William R. DeBerry

Chairman and Chief Executive Officer

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Commerce Union and Reliant. In connection with the proposed merger, Commerce Union Bancshares, Inc. has filed a registration statement on Form S-4, containing a proxy statement/prospectus with the SEC.

SHAREHOLDERS OF COMMERCE UNION AND RELIANT ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about Commerce Union and Reliant, without charge, at the SEC’s website at http://www.sec.gov. Copies of documents filed with the SEC by Commerce Union will be made available free of charge on Commerce Union’s investor relations website at http://www.commerceunionbank.com/about-us/investor-relations.html. Commerce Union and Reliant and their respective directors, executive officers, and members of management may be deemed to be participants in the solicitation of proxies from the shareholders of Commerce Union and Reliant in connection with the merger. Additional information regarding the interests of these participants may be obtained by reading the joint proxy/prospectus regarding the merger.

Forward-Looking Statements

This letter and its accompanying materials contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “should,” “seek,” “will,” “may,” and “estimate,” and similar expressions, are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking. All forward-looking statements are subject to risks, uncertainties and other factors that may cause actual results, performance or achievements of any of the parties to the merger to differ materially from any results, performance, or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation, the possibility that regulatory and other approvals and conditions to the transaction are not received or satisfied on a timely basis or at all, or contain unanticipated terms and conditions; the possibility that modifications to the terms of the transactions may be required in order to obtain or satisfy such approvals or conditions; the receipt and timing of shareholder approvals; delays in closing the merger; difficulties, delays and unanticipated costs in integrating the merging banks’ businesses or realizing expected cost savings and other benefits; business disruptions as a result of the integration of the merging banks, including possible loss of customers; diversion of management time to address transaction-related issues; changes in asset quality and credit risk as a result of the merger; changes in customer borrowing, repayment, investment and deposit behaviors and practices; changes in interest rates, capital markets, and local economic and national economic conditions; the timing and success of new business initiatives; competitive conditions; and regulatory conditions.

Second Quarter 2014

Financials At-A-Glance

Commerce Union Bancshares, Inc.

Consolidated Balance Sheet*

	06/30/14	06/30/13	% Change
ASSETS
Cash and Cash Equivalents	$9,271	$5,716	62%
Investments	$28,355	$25,460	11%
Loans	$228,729	$198,800	15%
Allowance for Loan Losses	($3,187)	($2,728)	17%
Fixed Assets	$4,725	$4,973	-5%
Foreclosed Property	$153	$539	-72%
Other Assets	$6,401	$2,355	172%

Total Assets	$274,447	$235,115	17%

LIABILITIES AND SHAREHOLDER EQUITY
Deposits	$216,596	$181,130	20%
Repurchase Agreements and Other Borrowings	$22,504	$19,657	14%
Other Liabilities	$113	$591	-81%
Shareholder Equity	$35,234	$33,737	4%

Total Liabilities & Shareholder Equity	$274,447	$235,115	17%

Consolidated Statement of Income*

	For Three Months	For Three Months
	Ending 06/30/14	Ending 06/30/13	% Change
Interest Income	$3,033	$2,720	12%
Interest Expense	$433	$430	1%
Net Interest Income	$2,600	$2,290	14%

Provision for Loan Losses	$210	$135	56%

Non-interest Income	$280	$289	-3%
Non-interest expense	$2,094	$1,752	20%
Net Income before taxes	$576	$692	-17%
Income Taxes	$171	$241	-29%
Net Income	$405	$451	-10%

	For Six Months	For Six Months
	Ending 06/30/14	Ending 06/30/13	% Change
Interest Income	$5,885	$5,422	9%
Interest Expense	$857	$886	-3%
Net Interest Income	$5,028	$4,536	11%

Provision for Loan Losses	$319	$231	38%

Non-interest Income	$585	$563	4%
Non-interest expense	$3,981	$3,483	14%
Net Income before taxes	$1,313	$1,385	-5%
Income Taxes	$406	$483	-16%
Net Income	$907	$902	1%

Key Performance Ratios* (Annualized)

	06/30/14	06/30/13	% Change
Return on Average Assets	0.90%	0.83%	8%
Return on Average Equity	6.77%	5.66%	20%
Net Interest Margin	4.12%	4.19%	-2%
Efficiency Ratio	62.35%	66.34%	-6%

Asset Quality Data
Nonperforming Assets	$2,946	$1,829	61%
Allowance for Loan Losses	$3,187	$2,728	17%
Nonperforming Assets to Period-End Loans	1.29%	0.92%	40%
Allowance for Loan Losses to Period-End Loans	1.39%	1.37%	2%

*	Unaudited. All dollars in thousands.